Exhibit 99.1
Alithya reports second quarter fiscal 2024 results
Q2-2024 Highlights
•Revenues decreased 8.1% to $118.5 million, compared to $128.9 million for the same quarter last year.
•84% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 7.9% to $34.8 million, compared to $37.8 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) increased to 29.4%, compared to 29.3% for the same quarter last year, despite recording a $1.1M provision, on tax credit receivable, of previous periods.
•Adjusted EBITDA(2) decreased 31.6% to $6.5 million, or 5.4% of revenues, compared to $9.4 million, or 7.3% of revenues, for the same quarter last year.
•Net loss was $9.2 million, or $0.10 per share, compared to a net loss of $0.4 million, or $0.00 on a per share basis, for the same quarter last year.
•Adjusted Net Loss(2) amounted to $0.2 million representing an increase of $3.6 million, from $3.4 million of Adjusted Net Earnings for the same quarter last year. This translated into Adjusted Net Loss per Share of $0.00, compared to $0.04, of Adjusted Net Earnings per Share for the same quarter last year.
•Net cash used in operating activities was $17.3 million, representing an increase of $16.7 million, from $0.7 million of cash used in operating activities for the same quarter last year.
•Q2 Bookings(1) reached $109.7 million, which translated into a Book-to-Bill Ratio(1) of 0.93 for the quarter. The Book-to-Bill Ratio is 1.08 when revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 are excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at September 30, 2023.
•Signed 36 new clients.
MONTREAL, CANADA (November 14, 2023) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the second quarter fiscal 2024 ended September 30, 2023. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2024-Q2	F2023-Q2
Revenues	118,492	128,933
Gross Margin	34,791	37,760
Gross Margin (%)	29.4%	29.3%
Selling, general and administrative expenses	29,930	30,421
Selling, general and administrative expenses (%)(1)	25.3%	23.6%
Adjusted EBITDA(2)	6,456	9,440
Adjusted EBITDA Margin (%)(2)	5.4%	7.3%
Net Loss	(9,176)	(435)
Basic and Diluted Loss per Share	(0.10)	0.00
Adjusted Net (Loss) Earnings(2)	(233)	3,393
Adjusted Net (Loss) Earnings per Share(2)	0.00	0.04
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net (Loss) Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
"Our second quarter fiscal 2024 results reflect progress on gross margin performance and a continued focus on reducing selling, general, and administrative spending, both sequentially and year over year. Those achievements are largely attributable to a number of past initiatives that continue to bear fruit, including greater efficiency in project management, reducing our reliance on subcontractors, and continued focus on growth in our higher margin segments.
We remain optimistic about the quarters ahead, despite lower revenues due to weaker conditions in our Canadian banking sector client base and start-up delays on certain client projects. Our second quarter also encompasses historically slower summer months but our continued strong bookings and growing sales funnel are encouraging. In line with our strong focus on cross-selling opportunities, we added 36 new clients in Q2.
For a quarter showing lower sequential revenues, our performance, both in terms of gross margin improvement and selling, general, and administrative expenses reduction, puts Alithya in a good position to increase profitability once the current economic cycle turns positive."
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Second Quarter Results
Revenues
Revenues amounted to $118.5 million for the three months ended September 30, 2023, representing a decrease of $10.4 million, or 8.1%, from $128.9 million for the three months ended September 30, 2022.
Revenues in Canada decreased by $7.1 million, or 9.5%, to $68.0 million for the three months ended September 30, 2023, from $75.1 million for the three months ended September 30, 2022. The decrease in revenues was principally due to a reduction in information technology investments in the banking sector and one less billable day than in the same quarter last year, partially offset by increases in other areas of the business.
U.S. revenues decreased by $2.9 million, or 5.9%, to $45.7 million for the three months ended September 30, 2023, from $48.6 million for the three months ended September 30, 2022, due primarily to weaker conditions in certain areas of the information technology services sector, notably in digital skilling and change enablement services, some slower project starts and one less billable day than in the same quarter last year. The decreased revenues were partially offset by a favorable US$ exchange rate impact of $1.3 million between the two periods.
International revenues decreased by $0.4 million, or 8.3%, to $4.8 million for the three months ended September 30, 2023, from $5.2 million for the three months ended September 30, 2022, mainly due to reduced activities in Australia, partially offset by a favorable foreign exchange rate impact of $0.5 million between the two periods.
Gross Margin
Gross margin decreased by $3.0 million, or 7.9%, to $34.8 million for the three months ended September 30, 2023, from $37.8 million for the three months ended September 30, 2022. Gross margin as a percentage of revenues increased to 29.4% for the three months ended September 30, 2023, from 29.3% for the three months ended September 30, 2022. During the three months ended September 30, 2023, a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, was recorded due to recoverability uncertainty. Excluding this provision relating to previous periods, gross margin as a percentage of revenues would have increased by 0.9% compared to the same quarter last year to 30.3%. On a sequential basis, gross margin as a percentage of revenues increased, compared to 28.9% for the first quarter of this year, despite a sequential decrease in revenues naturally putting pressure on gross margin performance.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher margin offerings and a proportionally larger decrease in the number of subcontractors compared to permanent employees, partially offset by the aforementioned $1.1 million provision on tax credits receivable related to previous periods. Gross margin as a percentage of revenues also increased on a sequential basis.
In the U.S., gross margin as a percentage of revenues remained steady, compared to the same quarter last year, as a result of a positive margin impact from Datum's U.S. business and higher margin offerings.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, as certain projects have slower starts and the negative impact of the foreign exchange between the two periods.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $29.9 million for the three months ended September 30, 2023, representing a decrease of $0.5 million, or 1.6%, from $30.4 million for the three months ended September 30, 2022, driven mostly by a $1.3 million decrease in variable compensation, a $0.5 million decrease in non-cash share-based compensation, and $0.3 million decrease in recruiting fees, partially offset by a $0.5 million increase in professional fees, $0.5 million increase in business development costs, $0.3 million increase in travel expenses, and $0.4 million increase related to specific discretionary internal projects. On a sequential basis, selling, general and administrative expenses decreased by $2.6 million compared to $32.5 million, for the first quarter, driven mainly by the impairment of property and equipment and right-of-use-assets recorded in the first quarter and reduction in employee compensation costs and other expense categories.

Adjusted EBITDA
Adjusted EBITDA amounted to $6.5 million for the three months ended September 30, 2023, representing a decrease of $2.9 million, or 31.6%, from $9.4 million for the three months ended September 30, 2022. As explained above, decreased revenues and gross margin, including a $1.1 million provision on tax credits receivable related to previous periods, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 5.4% for the three months ended September 30, 2023, compared to 7.3% for the three months ended September 30, 2022.
Net Loss
Net loss for the three months ended September 30, 2023 was $9.2 million representing an increase of $8.8 million, from $0.4 million for the three months ended September 30, 2022. The increased loss was driven by decreased gross margin, which was impacted by a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, increased net financial expenses, and decreased income tax recovery due primarily to a deferred tax asset recognized pursuant to the Datum Acquisition in the same quarter last year, partially offset by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, and decreased depreciation and amortization in the three months ended September 30, 2023, compared to the three months ended September 30, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.10 for the three months ended September 30, 2023, compared to a net loss of $0.00 on a per share basis for the three months ended September 30, 2022.
Adjusted Net (Loss) Earnings
Adjusted Net Loss amounted to $0.2 million for the three months ended September 30, 2023 representing an increase of $3.6 million, from $3.4 million of Adjusted Net Earnings for the three months ended September 30, 2022. As explained above, decreased income tax recovery, decreased gross margin, including a $1.1 million provision, on tax credits receivable of previous periods, with a notable portion related to the activities of a previously acquired business, and increased net financial expenses, were partially offset by decreased selling, general and administrative expenses and decreased depreciation of property and equipment and right-of-use assets. This translated into Adjusted Net Loss per Share of $0.00 for the three months ended September 30, 2023, compared to $0.04 of Adjusted Net Earnings per Share for the three months ended September 30, 2022.

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Liquidity and Capital Resources
For the three months ended September 30, 2023, net cash used in operating activities was $17.3 million, representing an increase of $16.7 million, from $0.7 million of cash used in operating activities for the three months ended September 30, 2022. The cash flows for the three months ended September 30, 2023 resulted primarily from the net loss of $9.2 million, plus $12.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, deferred taxes and unrealized foreign exchange loss, partially offset by $20.9 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2022 resulted primarily from the net loss of $0.4 million, plus $6.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes and unrealized foreign exchange gain, and $6.3 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $20.9 million during the three months ended September 30, 2023 consisted primarily of a $12.2 million decrease in accounts payable and accrued liabilities, $6.2 million increase in accounts receivable and other receivables, a $3.1 million increase in unbilled revenues, a $1.0 million increase in tax credits receivable, and a $0.6 million increase in other assets, partially offset by a $1.5 million decrease in prepaids and a $0.6 million increase in deferred revenues. The accounts payable and accrued liabilities decrease consisted primarily of decreases in employee compensation, subcontractor cost and vacation accruals, related to timing of the quarter-end relative to the last pay cycle of the quarter, and a reduced headcount. The accounts receivable and other receivables increase consisted primarily of an increase in DSO, largely timing related. For the three months ended September 30, 2022, unfavorable changes in non-cash working capital items of $6.3 million consisted primarily of a $5.7 million decrease in accounts payable and accrued liabilities, a $1.5 million increase in tax credits receivable, and a $0.4 million increase in unbilled revenues, partially offset by a $0.6 million decrease in accounts receivable and other receivables and a $0.6 million decrease in prepaids.
Six-Month Results
Revenues amounted to $250.1 million for the six months ended September 30, 2023, representing a decrease of $5.6 million, or 2.2%, from $255.7 million for the six months ended September 30, 2022. Gross margin increased by $1.1 million, or 1.5%, to $72.9 million for the six months ended September 30, 2023, from $71.8 million for the six months ended September 30, 2022. Gross margin as a percentage of revenues increased to 29.1% for the six months ended September 30, 2023, from 28.1% for the six months ended September 30, 2022, despite annual salary increases which came into effect in the first quarter of this year and the $1.1 million provision on tax credits receivable related to previous periods recorded in the current quarter of this year. Adjusted EBITDA amounted to $15.5 million for the six months ended September 30, 2023, representing a decrease of $0.1 million, from $15.6 million for the six months ended September 30, 2022. Net loss for the six months ended September 30, 2023 was $16.4 million representing an increase of $11.8 million, from $4.6 million for the six months ended September 30, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.17 for the six months ended September 30, 2023, compared to a net loss of $0.05 per share for the six months ended September 30, 2022. Adjusted Net Earnings amounted to $2.4 million for the six months ended September 30, 2023 representing a decrease of $3.7 million, or 60.3%, from $6.1 million for the six months ended September 30, 2022

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Normal Course Issuer Bid Program ("NCIB")
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of the Company's normal course issuer bid ("NCIB"). Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
Outlook
Notwithstanding the ongoing global uncertainties, the Company maintains focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and complementary acquisitions;
•Achieving best-in-class employee engagement;
•Providing its investors, partners and stakeholders with long-term growing return on investment.

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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog; (v) our ability to service our debt, renew our credit facility and raise additional capital and; (vi) our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net (Loss) Earnings, Adjusted Net (Loss) Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, DSO, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight of our operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2023, filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.
The following table reconciles net loss to Adjusted Net (Loss) Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(9,176)	(435)	(16,421)	(4,599)
Business acquisition, integration and reorganization costs	2,663	2,741	3,768	4,623
Amortization of intangibles	6,177	6,708	13,001	11,407
Share-based compensation	1,595	2,101	3,673	3,162
Impairment of property and equipment and right-of-use assets	—	—	1,383	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	(6,026)	—	(6,026)
Effect of income tax related to above items	(1,492)	(1,696)	(2,979)	(2,455)
Adjusted Net (Loss) Earnings (1)(2)	(233)	3,393	2,425	6,112
Basic and diluted loss per share	(0.10)	0.00	(0.17)	(0.05)
Adjusted Net (Loss) Earnings per Share (1)(2)	0.00	0.04	0.03	0.07

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended September 30, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the six months ended September 30, 2023, reflect adjustments, related to the three months ended June 30, 2023, for certain changes to the calculations and assumptions.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	118,492	128,933	250,087	255,697
Net loss	(9,176)	(435)	(16,421)	(4,599)
Net financial expenses	3,073	2,301	6,293	4,094
Income tax expense (recovery)	514	(5,642)	664	(6,130)
Depreciation	1,498	1,602	3,166	3,181
Amortization of intangibles	6,177	6,708	13,001	11,407
EBITDA (1)	2,086	4,534	6,703	7,953
EBITDA Margin (1)	1.8%	3.5%	2.7%	3.1%
Adjusted for:
Foreign exchange loss (gain)	112	64	(16)	(100)
Share-based compensation	1,595	2,101	3,673	3,162
Business acquisition, integration and reorganization costs	2,663	2,741	3,768	4,623
Impairment of property and equipment and right-of-use assets	—	—	1,383	—
Adjusted EBITDA (1)	6,456	9,440	15,511	15,638
Adjusted EBITDA Margin (1)	5.4%	7.3%	6.2%	6.1%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended September 30, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

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Conference Call
Alithya will hold a conference call to discuss these results on November 14, 2023, at 9:00 AM Eastern Time. Interested parties can join the call by dialing (+1) 888 396 8049, conference ID 04097325, or via webcast at https://www.icastpro.ca/wf7bzg. The conference call recording can be accessed via the same URL link until December 14, 2023.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients’ success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Source:
Benjamin Cerantola
Director of Communications
438-798-0119
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and six months ended September 30, 2023 are available on are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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